FORM 6-K



SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of **July 2002 – Enerplus Resources Fund – Press Release – Appointment of Deloitte & Touche as Auditors**

ENERPLUS RESOURCES FUND
(Translation of registrant's name into English)

Dome Tower - 3000 – 333 – 7th Avenue S.W., Calgary, Alberta – Canada – T2P 2Z1
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F.................................. Form 40-FX

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes.................. No......X..........

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-3-2(b): 82-.........

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENERPLUS RESOURCES FUND
(Registrant)

Date July 4, 2002

By Joanne Danyschuk
Joanne Danyschuk
Assistant Corp. Secretary
(Signature)*

* Print the name and title of the signing officer under his signature

EXPLANATORY NOTE: Attached as Exhibit A to this Form 6-K is a copy of the Press Release issued by Enerplus Resources Fund.

CRGH



The Enerplus Group of Companies
The Dome Tower
3000, 333-7th Avenue SW
Calgary, Alberta T2P 2Z1
Tel 403.298.2200
Fax 403.298.2211
www.enerplus.com

Schedule "A"

July 3, 2002
FOR IMMEDIATE RELEASE
TSX: ERF.UN
NYSE: ERF

ENERPLUS ANNOUNCES APPOINTMENT OF
DELOITTE & TOUCHE LLP AS AUDITORS

The Board of Directors of EnerMark Inc. announced today that it has appointed Deloitte & Touche LLP as auditors for Enerplus Resources Fund (the "Fund") and accepted the resignation of Arthur Andersen LLP as auditors for the Fund.

At the Annual General and Special Meeting of Unitholders of the Fund, held on April 25, 2002, the Unitholders approved an amendment to the Trust Indenture which provided the Board of Directors with the authority to appoint new auditors in the event that the Fund's auditors resign.

Deloitte & Touche LLP will serve as the Fund's auditors until the next annual meeting of the Unitholders.

For more information contact Eric Tremblay, Senior Vice President, Capital Markets or Enerplus Investor Relations at 1-800-319-6462 or e-mail investorrelations@enerplus.com